October 3, 2008

VIA EDGAR AND FACSIMILE

Mr. James Giugliano

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	OMNI Energy Services Corp. – Request for Extension of Response Time to SEC
Comment Letter dated September 25, 2008

Dear Mr. Giugliano:

We refer you to the letter to OMNI Energy Services Corp. (the “Company”), dated September 25, 2008 (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed on March 17, 2008, the Company’s Form 10-Q for the quarterly period ended June 30, 2008 filed on August 8, 2008 and the Company’s Form 8-K filed on July 10, 2008 (File No. 000-23383). Following-up on the conversation of our attorney with you on October 1, 2008, we are writing to confirm that we have requested an extension to respond to the Comment Letter until October 31, 2008, as the Company needs additional time to formulate thorough responses to the Comment Letter.

We appreciate the Staff’s cooperation in this matter.

Please telephone me at (337) 896-6664, or our attorney, Michelle Earley of Locke Lord Bissell & Liddell LLP at (512) 305-4818, with any additional questions or comments you may have.

Very truly yours,

/s/ Ronald D. Mogel
Ronald D. Mogel Senior Vice President and Chief Financial Officer

cc:	Gregory Milton

OMNI Energy Services Corp.

Via E-mail: mearley@lockelord.com

Michelle Earley, Locke Lord Bissell & Liddell LLP

Via E-mail: dtaylor@lockelord.com

David Taylor, Locke Lord Bissell & Liddell LLP